Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS FIRST QUARTER 2012 RESULTS

Santiago, Chile, May 22, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced on Saturday May 19, 2012, its consolidated financial results for the first quarter 2012 ended March 31, 2012. Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2012 (US$1.00=Ch$487.44).

Highlights 1Q 2012

•	Total sales rose by 11.6%, to Ch$88,857 million in the quarter.

•	Bottled export sales in Chilean pesos decreased 4.8%.

•	Bottled export shipments decreased 11.7% to 4,021,000 cases.

•	Bottled export price increased 6.2% in US$.

•	Bottled wine domestic sales in Chile decreased 0.3% by value and decreased 14.3% by volume.

•	Domestic sales of new business (liquor and beer) in Chile increased 31.7% and represented 31.8% of total domestic sales.

•	Net income decreased 19.3% to Ch$5,231 million (US$10.7 million).

•	EBITDA decreased 8.9% to Ch$9,889 million (US$20.3 million). Ebitda margin was 11.1%.

•	Earnings per share decreased 19.3% to Ch$7.00.

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Summary

In the first quarter of this year our export volumes decreased, while continuing our effort of increases in prices and product mix. This decrease in volumes was a consequence of a slow start of the year, that we expect to be reverted during the second quarter of this year. The average export price increased 6.2% in US dollar terms in the quarter.

Fetzer, which we acquired on April 15, 2011,in the 1Q 2012 represented an 11.7% of our total sales, and a 7.7% of the total bottled volume sold.

In this quarter, we faced a strong Chilean peso, higher wine cost due to the full incorporation in our margins of the harvest 2011, and a decrease in volumes in the export markets. These three effects combined, pressured our margins at an operational level. In these three months our net sales grew by 11.6% and our EBITDA decreased 8.9%.

In the domestic market, bottled wine volumes dropped by 14.3% and our sales have decreased by 0.3% in this three months against the same period last year. This is a result of a 16.4% increase in average price. The premium wines have continued to grow; they grew 25.9% in volume in the first quarter this year. The domestic market - other products which includes premium beer (imported and local) and liquors has being a significant growth factor for the company, this is why we will consider it as domestic market - new business instead of domestic market - other products. “Domestic market – new business”grew 31.7% in the quarter and represented 31.8% of total domestic sales, and 6.4% of our total sales.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

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First Quarter 2011 Results

Total Revenues

Total Company revenues increased 11.6% to Ch$ 88,857 million (US$ 182,3 million). This increase is mainly explained by the incorporation of Fetzer which was acquired in April 2011, and an increase in our sales of other products in Chile (liquors, and premium beers).

Table 1

Total Revenues

(in Ch$ millions)

	1Q12	1Q11	Change (%)
Export sales(1)	53,520	56,257	-4.9%
Domestic sales – wine	12,262	12,296	-0.3%
Domestic sales – new business	5,725	4,346	31.7%
Argentina exports(2)	2,988	3,102	-3.7%
Argentina domestic	1,673	1,638	2.1%
U.S.A. (Fetzer)	10,400	—	—
Other revenues	2,289	1,967	16.3%
TOTAL	88,857	79,607	11.6%

Table 2

Sales of Bottled Wine

		1Q12	1Q11	Change (%)
Sales (in Ch$ million)
Export Markets		53,520	56,267	-4.9%
Domestic Market - wine		12,262	12,296	-0.3%
Domestic Market - new business		5,725	4,346	31.7%
Argentina Exports		2,988	3,102	-3.7%
Argentina Domestic		1,516	1,533	-1.1%
U.S.A. (Fetzer)		10,400	0	—
Total Sales		86,412	77,544	11.4%
Volume (thousand liters)
Export Markets (1)		34,224	38,580	-11.3%
Domestic Market - Wine		12,171	14,208	-14.3%
Argentina Exports (2)		1,964	2,385	-17.6%
Argentina Domestic		1,241	1,371	-9.5%
U.S.A. (Fetzer)(2)		4,132	0	—
Total Volume		53,732	56,544	-5.0%
Average Price (per liter)	Currency
Export Markets	US$	3.20	3.03	5.7%
Domestic Market - Wine	Ch$	1,007.5	865.4	16.4%
Argentina Exports	US$	3.12	2.70	15.6%
Argentina Domestic	US$	2.51	2.32	8.2%
U.S.A. (Fetzer)	US$	5.15	0	—

(1)	Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore).

(2)	This figure excludes shipments to the company’s distribution subsidiaries.

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Export Revenues

Export sales decreased 4.8% to Ch$56,508 million (including exports sales from Argentina) as compared to Ch$59,369 million in 1Q 2011. This decrease was driven by an 11.7% decrease in volumes commercialized. The average prices increased 6.2% in in US dollar terms. For the quarter, the Chilean peso appreciated against the Euro by 2.8% and 0.4% against the sterling pound. Regarding the US dollar, the Chilean peso depreciated 1.1% in this period compared to last year.

Graph 1

Export Volume by Region (Including Exports from Argentina)

1st Quarter 2012

•            Bottled Wine Sales - Volume:

Export sales volume in the quarter dropped by 11.7% reaching 4,021,000 cases.

Sales volumes decreased in most of our export region, except Asia, which grew 21.4% in volume in the quarter. Volumes exported to Continental Europe decreased by 11.8%, the US decreased by 27.5% and Canada dropped by 12.2%. South America, Central America and Africa dropped by 25.0%, 27.8% and 43.0% respectively. Sales of our UK subsidiary (which represented 24.8% of the export volume of the Company in the quarter) rose by 3.1%.

Domestic Wine Sales, Chile

Bottled domestic wine sales decreased 0.3% to Ch$12,262 million (US$25.2 million) in 1Q12, from Ch$12,296 million in 1Q11, following a 14.3% decrease in volume and a 16.4% increase in the average price. Domestic market bottled wine sales by volume totaled 12.2 million liters in the quarter. There were no sales of bulk wine during the quarter.

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The 14.3% drop in volume reflects a decrease in the generic category of 17.1%, and strong increases in the Varietal and Premium (and above) categories, of 8.5% and 25.9% on each of these categories respectively. This is in line with the strategy of the company of increasing profitability in all lines of business, taking into account the increase in the cost of the grapes that the industry as a whole experienced in the 2011 harvest.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the three month period ended March 2012, Concha y Toro’s market share by volume was 30.2% compared to 30.4%at the end of 2011.

Chile Domestic Sales-New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer (imported and local) and liquors totaled Ch$5,725 million (US$11.7 million) in 1Q12, a 31.7% increase from the same quarter last year, showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the growth in the premium beer segment, in line with the increase of the general income levels in Chile.

Argentine Operations

Revenues from the Argentine operation (including bulk) decreased 1.7% to Ch$4,661 million as a result of a 3.7% decrease in exports sales and a 2.1% increase in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points and an increase of sales of bulk wine in the domestic market, compared with the same quarter last year.

For the quarter, total Argentine exports of bottled wine totaled 218,200 cases, a decrease of 17.6% over 1Q11. The average price in US dollar terms increased 15.6% in the quarter.

On the domestic side, sales in Argentina by volume decreased 9.5% to 138,900 cases. The average price in US dollar terms increased 8.2% in the quarter.

Like the domestic market in Chile, the increase in average prices in US$ in the Argentine operation in the quarter, follows the strategy of the company in focusing in the profitability of the business.

U.S.A (Fetzer)

In 1Q12 Fetzer sales totaled Ch$10,400 (US$21.3 million) considering 459,100 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the quarter Fetzer represented 11.7% of our total sales, and 7.7% of our total volume of bottled wines.

Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit and liquors, increased 16.3%, to Ch$2,289 million (Ch$4.7 million).

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Cost of Sales

For the quarter, the total cost of sales rose 14.4% to Ch$61,291 million (US$125.7 million) from Ch$53,593 million (US$109.9 million) in 1Q11. The cost of sales as a percentage of total sales increased to 69.0% from 67.3%.

The gross margin decreased to 31.0% from 32.7%, mainly because the effect of the higher cost of the wine due to the prices of the grapes in the harvest 2011. This has been partially offset by increases in prices both in the export and domestic markets, which has not been fully reflected in the margins in the first quarter.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 15.5% to Ch$21,741 million (US$44.6 million) in 1Q12 compared to Ch$18,826 million (US$38.6 million) in 1Q11. As a percentage of sales, SG&A increased to 24.5% from 23.6% in 1Q11.

EBIT

EBIT (Gross Revenue, Distribution cost and Administrative expenses) decreased 19.0% to Ch$5,825 million (US$12.0 million) in 1Q12 compared to Ch$7,188 million (US$14.7 million) in 1Q11. The EBIT margin as a percentage of sales decreased to 6.6% from 9.0% in 1Q11.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$867 million (US$1.8 million) as compared to a gain of Ch$401 million (US$0.8 million) in 1Q2011. This difference is mainly explained by an increase in the Exchange difference gains in the quarter, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 1Q12 was Ch$2,450 million (US$5.0 million).

Financial expenses increased 152.4% due the debt increase incurred in the 2Q 2011 to finance the acquisition of Fetzer Vineyards in April 2011, financial expenses in 1Q12 were Ch$1,830 million (US$3.8 million) and in 1Q11, Ch$725 million (US$1.5 million).

As of March 31, 2012, total financial debt was Ch$208,072 million (US$426.9 million).

Net Income and Earnings per Share (EPS)

Net income for the period decreased 19.3% to Ch$5,231 million (US$10.7 million) from Ch$6,478 million (US$13.3 million) in 1Q11. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$7.0 per share from Ch$8.7 in 1Q 2011.

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Balance Sheet

Assets

As of March 31, 2012, the Company’s consolidated assets totaled Ch$764,160 million (US$1,568 million) and were Ch$ 149,328 million (US$ 306.4 million) higher than the figure reported a year earlier, mainly due to the increase because of Fetzer acquisition in April 2011.

Liabilities

As of March 31, 2012, net financial debt (this is excluding cash and cash equivalent) stood at Ch$182,264 million (US$373.9 million) representing a year-on-year increase of Ch$134,139 million (US$275.2 million), this is mainly because of the debt increase to acquire Fetzer.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 8,800 hectares of vineyards in Chile, 1,100 hectares in Argentina and 450 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,561 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	1Q2012	1Q2011	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%

Income from ordinary activities	88,857,138	79,606,606	11.6%
Cost of sales	(61,291,041)	(53,592,794)	14.4%

Gross Revenue	27,566,097	26,013,812	6.0%

Other income by function	70,685	12,091	484.6%
Distribution costs	(17,866,761)	(15,285,827)	16.9%
Administrative expenses	(3,874,301)	(3,540,094)	9.4%
Other expenses by function	(133,395)	(99,979)	33.4%
Financial income	217,798	178,784	21.8%
Financial expenses	(1,829,714)	(724,839)	152.4%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	282,379	(118,104)	-339.1%
Exchange differences	2,450,328	1,425,274	71.9%
Income/expense by adjustment units	(190,822)	(272,293)	-29.9%

Income before tax	6,692,294	7,588,825	-11.8%
Income tax expense	(1,461,573)	(1,110,731)	31.6%

Net Income	5,230,721	6,478,094	-19.3%
Income per share	7.0	8.7	-19.3%

Income attributable to owners of the company	5,231,289	6,478,089	-19.2%
Income attributable to non-controling interests	(568)	5	—

EBITDA	9,889,375	10,854,472	-8.9%
Gross Revenue	27,566,097	26,013,812	6.0%
Distribution costs	(17,866,761)	(15,285,827)	16.9%
Administrative expenses	(3,874,301)	(3,540,094)	9.4%
Depreciation	3,826,025	3,461,875	10.5%
Amortization	237,954	204,705	16.2%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2012	March 31, 2011
Assets

Cash and cash equivalents	25,807,473	57,592,176
Inventories	201,695,384	119,942,003
Accounts receivable	96,585,494	89,303,236
Biological current assets	108,566	4,593,280
Other current assets	38,166,206	30,299,710
Total current assets	362,363,123	301,730,405

Property, plant & equipment, net	257,773,777	225,576,728
Biological fixed assets	62,283,493	54,663,975
Other fixed assets	13,655,347	9,842,974
Other assets non current	68,084,683	23,018,389
Total non current assets	401,797,300	313,102,066
Total assets	764,160,423	614,832,471

Liabilities
Loans and other liabilities	38,572,014	25,620,652
Other current liabilities	115,340,567	101,647,718
Total current liabilities	153,024,696	127,268,370

Loans and other liabilities	169,499,943	80,096,995
Other non current liabilities	31,533,042	31,607,721
Total non current liabilities	201,920,870	111,704,716

Total Liabilities	354,945,566	238,973,086

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	315,418,536	285,482,204
Other reserves	9,318,778	6,198,386
Net equity attributable to parent comp. shareholders	408,916,104	375,859,380
Minority Interest	298,753	5
Total Equity	409,214,857	375,859,385
Total Equity and Liabilities	764,160,423	614,832,471

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